Mail Stop 6010

							August 9, 2005


David Savitsky
Chief Executive Officer
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, NY  11042

Re:	ATC Healthcare, Inc.
	Registration Statement on Form S-3
	File Number 333-127155

Dear Mr. Savitsky:

      This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, page 15
1. We note your reference to Cornell Capital Partners as a selling shareholder and an underwriter in this section. It does not appear that Cornell Capital is using this registration statement to resale any of your securities. In that regard, please remove any reference to them from this section. In the alternative, explain to us why Cornell Capital is referenced in this section as a selling shareholder and an underwriter.

Available Information, page 18
2. Please revise to include the dates in which the periodic reports you incorporate by reference were filed with the Commission.
3. Please revise to specifically incorporate by reference your Form
10-Q filed July 15, 2005 as well as any subsequent Form 10-Qs you may file prior to effectiveness of this registration statement.
4. Please also revise to specifically incorporate by reference all your Form 8-Ks you have filed to date after February 28, 2005. In this regard, we note you do not have to revise to specifically incorporate by reference those Form 8-Ks that are merely furnished as opposed to being filed with the Commission.
5. In addition, when incorporating information by reference, please include the file number of such previously filed document. See Rule
411(d) of Regulation C.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 551-3621or me at (202)
551-3710 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	David J. Hirsh, Esq.
	DKW Law Group, LLC
	58th Floor, US Steel Tower
	600 Grant Street
	Pittsburgh, PA  15219


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